SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

eBay Gmarket Co. Ltd.

(Name of Subject Company (Issuer))

eBay KTA (UK) Ltd. (Offeror)

eBay Inc. (Parent of Offeror)

(Names of Filing Persons)

Common Shares, par value KRW 100 per share

American Depositary Shares, as evidenced by American Depositary Receipts,

each representing one Common Share

(Title of Class of Securities)

The Common Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number.

The CUSIP number for the related American Depositary Shares is 38012G100.

(CUSIP Number of Class of Securities)

Michael R. Jacobson, Esq.

Senior Vice President, Legal Affairs, General Counsel and Secretary

eBay Inc.

2145 Hamilton Avenue

San Jose, California 95125

Tel: (408) 376-7400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jane Ross, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Tel: (650) 843-5000 Fax: (650) 849-7400	Francis Wheeler, Esq. Cooley Godward Kronish LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021-8023 Tel: (720) 566-4000 Fax: (720) 566-4099

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee(2)
U.S. $1,226,750,976(1)	U.S. $68,452.70(2)

(1)	For purpose of calculating the amount of filing fee only in accordance with Rule 0-11 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on the offer to purchase up to 51,114,624 Common Shares, par value KRW 100 per share, or American Depositary Shares, as evidenced by American Depositary Receipts, each representing one Common Share of eBay Gmarket Co., Ltd. (formerly Gmarket Inc.) (the “Company”), at a purchase price of U.S. $24.00 per Common Share or American Depositary Share, net to the seller in cash, without interest and less any required withholding taxes. Such number of shares consists of (i) 50,423,122 Common Shares represented by the Company in the Share Allocation and Tender Offer Agreement, dated as of April 16, 2009, by and among eBay Inc., eBay KTA (UK) Ltd. and the Company (the “Share Allocation and Tender Offer Agreement”) to be issued and outstanding as of the date of the Share Allocation and Tender Offer Agreement, (ii) 539,835 Common Shares represented by the Company in the Share Allocation and Tender Offer Agreement to be issuable upon the exercise of vested and exercisable stock options as of the date of the Share Allocation and Tender Offer Agreement, and (iii) 151,667 Common Shares represented by the Company in the Share Allocation and Tender Offer Agreement to be issuable upon the exercise of unvested stock options that are entitled to accelerated vesting upon a change of control.
(2)	The amount of the filing fee calculated in accordance with the Exchange Act equals U.S. $55.80 per U.S. $1,000,000. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009.

☑    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $68,452.70	Filing Party: eBay KTA (UK) Ltd. and eBay Inc.
Form or Registration Number: SC TO-T	Date Filed: May 4, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed initially with the Securities and Exchange Commission on May 4, 2009 and amended on May 5, 2009, June 2, 2009, June 15, 2009 and June 25, 2009 (the “Schedule TO”) by (i) eBay Inc., a Delaware corporation (“eBay”), and (ii) eBay KTA (UK) Ltd., a company organized under the laws of the United Kingdom (the “Offeror”) and an indirect wholly-owned subsidiary of eBay, relating to the offer by the Offeror to purchase all outstanding common shares, par value KRW 100 per share (the “Common Shares”), and all outstanding American Depositary Shares, each representing one Common Share and evidenced by an American Depositary Receipt issued by Citibank, N.A., as depositary (the “ADSs” and, together with the Common Shares, the “Company Securities”), of eBay Gmarket Co. Ltd. (formerly Gmarket Inc.), a company organized under the laws of the Republic of Korea, at a purchase price of U.S. $24.00 per Company Security, net to the seller in cash, without interest and less any required withholding taxes. The offer by the Offeror is subject to the terms and conditions set forth in the Offer to Purchase, dated May 4, 2009, as amended and supplemented by Supplement No. 1 thereto dated June 2, 2009 (which, together with any further amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal for ADSs and Letter of Transmittal for Common Shares (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment is being filed on behalf of eBay and the Offeror.

ITEM 1.	SUMMARY TERM SHEET.

Item 1 of the Schedule TO is hereby amended and supplemented by the information set forth in Item 11 below, which information is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by the information set forth in Item 11 below, which information is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“The subsequent offering period expired at 5:00 p.m., New York City time, on Monday, July 20, 2009 (which was 6:00 a.m., Seoul time, on Tuesday, July 21, 2009). According to Citibank, N.A., the ADS depositary for the Offer, and Goodmorning Shinhan Securities Co., Ltd., the Common Share depositary for the Offer, a total of 4,685,282 Common Shares and 46,045,042 ADSs were validly tendered in the Offer. The Company Securities validly tendered in the Offer, when combined with the 23,131,071 newly issued Common Shares that were issued to the Offeror on June 22, 2009, together represent approximately 99.6% of the outstanding Company Securities. The Offeror has accepted for payment all Company Securities that were validly tendered and not withdrawn.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2009

EBAY INC.

By:	/s/ Brian H. Levey

Name: Brian H. Levey Title: Vice President, Deputy General Counsel and Assistant Secretary

EBAY KTA (UK) LTD.

By:	/s/ Jay C. Clemens

Name: Jay C. Clemens Title: Director